UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                 SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

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                               (Name of Issuer)
                            DataWave Systems, Inc.
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                        (Title of Class of Securities)
                                Common Shares
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                               (CUSIP Number)
                                237921-20-0
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         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)
                     Mr. David C. Bryan, President & CEO
                            Integrated Data Corp.
                       625 W. Ridge Pike, Suite C-106
                   Conshohocken, Pennsylvania  19428-1192
                        Tel. (610) 825-6224 Ext 1701
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           (Date of Event Which Requires Filing of this Statement)
                                 May 11, 2005

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Subsection 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).








CUSIP No.  237921-20-0
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1.  Name(s) of Reporting Person(s).
    I.R.S. Identification Numbers of above person(s):

 Integrated Data Corp. ("IDC"), Federal Tax I.D. No. 23-2498715
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2.  Check the Appropriate Box if a Member of a Group (See Instructions):
    (a)
    (b)  X
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3.  SEC Use Only
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4.  Sources of Funds (See Instructions):

    OO. No funds were required. As reported in a Current Report Form 8-K filed by IDC, IDC and DataWave Systems Inc ("DataWave") executed a Merger Break-up and Mutual Release Agreement (the "Break-up Agreement") on March 3, 2005. In accordance with the terms of this Agreement, DataWave agreed to pay IDC compensation of $470,000 in the form of $235,000 cash in immediately available funds and 2,937,500 shares of its common stock at the issue price of $0.08 per share (the "Compensation Shares") as a Merger Break-up fee in full and final settlement of any and all issues between them resulting from the decision of the Parties to abort the Merger. The DataWave Compensation Shares are subject to the restrictions on trading imposed by Rule 144 under the Securities Act of 1933.
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5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Item
2(d) or 2(e):  Not applicable.
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6.  Citizenship or Place of Organization:

    IDC is a Delaware corporation.
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Number of     7.  Sole Voting Power:  24,909,530
Shares        ---------------------------------------------------------------
Beneficially  8.  Shared Voting Power:  0
Owned by      ---------------------------------------------------------------
Each          9.  Sole Dispositive Power:  24,909,530
Reporting     ---------------------------------------------------------------
Person        10. Shared Dispositive Power:  0
With
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
24,909,530
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:  Not
applicable.
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13.  Percent of Class Represented by Amount in Row (11):  53.2%
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14.  Type of Reporting Person:  HC, CO.
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                                      -2-


ITEM 1.  SECURITY AND ISSUER

This statement relates to the common stock of the Issuer, DataWave Systems Inc. ("DataWave"), a Delaware corporation, having its principal executive offices at:

               Suite 110, 13575 Commerce Parkway
               Richmond, British Columbia  V6V 2L1
               CANADA

ITEM 2.  IDENTITY AND BACKGROUND

This statement is filed by:

(a)  Integrated Data Corp.  ("IDC")

(b)  625 W. Ridge Pike, Suite C-106
     Conshohocken, Pennsylvania  19428-1192

(c) IDC is a public company; its shares trade on the OTCBB under the trading Symbol "ITDD." Until November 2002, IDC was known as "Clariti Telecommunications International, Ltd." Under that name it filed for protection under provisions of Chapter 11 of the U.S. Bankruptcy Code on April 18, 2002, and emerged from Chapter 11 on November 12, 2002. (In re:
Clariti Telecommunications International, Ltd., United State Bankruptcy Court, E.D.Pa. at Philadelphia, No. BKY 02-157817.) IDC is a non-operating U.S. holding company with interests in the U.S., Canada, the U.K., and Italy. IDC and its subsidiaries, including DataWave, offer a wide range of telecommunications wireless, point-of-sale activation, financial transaction, and other services.

(d) IDC was organized in 1991, and since that time has not been subject to any criminal or administrative proceedings, with the exception of the Chapter 11 bankruptcy proceeding referred to in sub paragraph (c) above (the "Clariti Bankruptcy").

(e) Prior to the Clariti Bankruptcy, IDC (as Clariti) was involved in several civil litigation proceedings in the United States and also in the Republic of France. All of those matters have been resolved as part of the bankruptcy process. The French litigation proceeded to a judgment in favor of Clariti. At the present time IDC is not a party to any pending, or (to the knowledge of management) threatened litigation or administrative proceedings.

(f) U.S., Delaware.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The transaction reported herein did not require any funds on the part of IDC. No funds or other consideration were borrowed or otherwise obtained. As described in line 4 of the cover page, the reported shares are being issued to IDC by DataWave per the terms of the Break-up Agreement executed on March 3, 2005. The Break-up Agreement is attached as Exhibit A.


                                      -3-


ITEM 4.  PURPOSE OF TRANSACTION

Prior to the transaction reported herein, IDC owned 50.1% of the issued and outstanding shares of DataWave. In January 2004, IDC and DataWave entered into exploratory discussions on merging the two companies with IDC being the surviving entity. An Agreement and Plan of Merger was executed on June 2, 2004. Due to the circumstances described in the Recitals of the Break-up Agreement (Exhibit A) and as reported in a Current Report Form 8-K dated November 9, 2004, IDC and DataWave mutually agreed to terminate the Agreement and Plan of Merger. As a result, the Merger Break-up and Mutual Release Agreement was executed on March 3, 2005 whereby DataWave agreed to reimburse IDC for its merger-related fees and expenses in the form of $235,000 cash and 2,937,500 newly issued shares of DataWave common stock.

(a) This block of 2,937,500 shares of DataWave common stock brings IDC's ownership position to 24,909,530 shares, or a controlling interest of 53.2% of DataWave's issued and outstanding common shares.

(b) In a related but independent transaction, IDC acquired a convertible Promissory Note from DataWave in the amount of $600,000 on February 1, 2005. The Promissory Note was issued as partial compensation for the termination (or "selling back") of the exclusive world-wide license, excluding the Americas, to make, sell, and use the DataWave trade name, technology, know-how, trade secrets and patents (the "DataWave International License") acquired by IDC in December 2002. (See the License Termination Agreement attached as Exhibit B.) In accordance with the terms of the Promissory Note, IDC, at its sole discretion, has the right to convert the $600,000 owed any time within the next two (2) years to shares of newly issued common stock of DataWave at a conversion price of $0.08 per share. If and when converted, this would increase IDC's ownership in DataWave by an additional 7,500,000 common shares bringing IDC's potential ownership position in DataWave to 32,409,530 shares, or a controlling interest of 59.7% of DataWave's issued and outstanding common shares (potentially 54,326,834).

(c) Not applicable.

(d) Not applicable.

(e) As a result of this reported transaction, the Issuer's common shares outstanding increases by 2,937,500 to a total of 46,826,834 shares. If and when IDC decides to convert its Promissory Note from DataWave, DataWave outstanding shares will increase by an additional 7,500,000 bringing the total number of outstanding shares to potentially 54,326,834.

(f) Not applicable

(g) Not applicable

(h) Not applicable

(i) Not applicable

(j) Only to the extent as set forth in (a) and (b) above.

                                      -4-


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) 24,909,530 shares of common stock, which represents 53.2% of the issued and outstanding securities of the Issuer.

(b) See Lines 7-10 of the Cover Page of this statement.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

With the exception of the agreements described in Item 4 above and attached as Exhibits A and B, there are no contracts, arrangements, understandings or relationships (legal or otherwise) in effect as of the date of this statement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:  Merger Break-up and Mutual Release Agreement

Exhibit B:  License Termination Agreement


Signature
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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Conshohocken, Pennsylvania             Integrated Data Corp.

Dated:  May 16, 2005                   By: /s/David C. Bryan
                                           -----------------
                                           David C. Bryan
                                           President & CEO


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